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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/2007** (MM/DD/YY) AND ENDING **06/30/2008** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **Commonwealth Australia Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York (City) **NY** (State) **10022-6072** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pieter Bierkens **212-336-7737** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **NY** (State) **10017** (Zip Code)

PROCESSED SEP 05 2008 THOMSON REUTERS

SEC Mail Processing Section AUG 29 2008 Washington, DC 101

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth Australia Securities LLC

Commonwealth Australia Securities LLC
Member NASD / SIPC

599 Lexington Avenue, 17th Floor
New York, NY 10022-6072 USA

Telephone (212) 848-9200
Facsimile (212) 336-7725

OATH OR AFFIRMATION

We, the undersigned officers of the firm of Commonwealth Australia Securities, LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Commonwealth Australia Securities, LLC for the year ended June 30, 2008 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

Linda Cassano
Chief Compliance Officer

LINDA N. CASSANO, CHIEF COMPLIANCE OFFICER
(Input name and title here)

Notary Public

SHU HUA ZHU
Notary Public - State of New York
No. 01ZH6106306
Qualified in Kings County
My Commission Expires March 1, 20__

August 26, 2008

Commonwealth Australia Securities, LLC

(a wholly-owned Subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition

June 30, 2008

Commonwealth Australia Securities, LLC
(a wholly-owned Subsidiary of Commonwealth Bank of Australia)
Table of Contents
June 30, 2008

	Page(s)
Report of Independent Auditors	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–4

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member and Board of Directors of
Commonwealth Australia Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonwealth Australia Securities, LLC at June 30, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 28, 2008

Commonwealth Australia Securities, LLC
(a wholly-owned subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
June 30, 2008

Assets		
Cash and cash equivalents	$	742,157
Due from parent		147,732
Other assets		21,125
Total assets	$	911,014
Liabilities and member's equity		
Liabilities:		
Accounts payable	$	144,095
Due to affiliate		87,633
Total liabilities		231,728
Member's equity:		
Total member's equity		679,286
Total liabilities and member's equity	$	911,014

The accompanying notes are an integral part of this financial statement.

1. Organization

Commonwealth Australia Securities, LLC (the "Company") was incorporated on May 10, 2005 as a Delaware Limited Liability Company. The Company is a single member LLC with the sole member being Commonwealth Bank of Australia (the "Member"). The Company was originally incorporated under the name of CommSec LLC, and changed its name to Commonwealth Australia Securities, LLC on May 2, 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company brokers or arranges the sale of Australian Stock Exchange ("ASX") and New Zealand Stock Exchange ("NZX") listed equities and equity derivative products through Commonwealth Securities Limited ("CSL"), an affiliated Australian company and a wholly-owned subsidiary of the Member, and fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies:

Use of Estimates
The preparation of the financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could differ from these estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

Cash and cash equivalents
Cash represents unrestricted cash held with one major financial institution. As of June 30, 2008, the cash held at banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

3. Income Taxes

As of June 30, 2008 there were no deferred taxes, as there were no differences between the tax and financial reporting basis of assets and liabilities.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of total aggregate indebtedness. For the year ended June 30, 2008, the Company had net capital of $530,429, which was $430,429 in excess of the required net capital of $100,000.

5. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to report the fair value of financial instruments, as defined for both assets and liabilities recognized and not recognized in the Statement of Financial Condition. The Company acts as agent only and does not hold any principal positions and therefore has no financial instruments.

6. Clearing Fee Agreement

Through an agreement with the Member, the Member is responsible for clearing all trades on behalf of the Company. The Company is not required to maintain a deposit account with the Member for this service and is not subject to any termination fees with respect to this agreement.

7. New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, ("FIN 48") which is effective for non-public companies for fiscal years beginning after December 15, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is evaluating what impact, if any, the adoption of FIN 48 will have on its future financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating what impact, if any, the adoption of SFAS 157 will have on its future financial statements.

END